October 1, 2020

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: Ultimus Managers Trust (the “Trust”) – File Nos. 811-22680, 333-180308

Dear Mr. Manion:

You recently provided oral comments relating to the review by the staff of the Securities and Exchange Commission of certain annual shareholder report filings for the following series of the Trust:

•	Wavelength Interest Rate Neutral Fund (the “Wavelength Fund”)
•	Fiscal Year End (“FYE”) May 31, 2019
•	Adler Value Fund (the “Adler Fund”)
•	FYE July 31, 2019
•	Lyrical U.S. Value Equity Fund (the “Lyrical Fund”)
•	FYE November 30, 2019
•	Ryan Labs Core Bond Fund (the “Ryan Labs Fund”)
•	FYE November 30, 2019
•	Waycross Long/Short Equity Fund (the “Waycross Fund”)
•	February 28, 2020

This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Comments Pertaining to the Wavelength Fund

1.	Comment: The Wavelength Fund currently uses the “practical expedient” to value its securities lending collateral vehicle. FASB ASC 820-10-050-6a requires additional disclosures when the “practical expedient” is used. Please add the required disclosures in future reports.

Response: The Trust confirms that it will make the required disclosures in future reports.

2.	Comment: The Wavelength Fund’s performance appears to have been significantly impacted by the use of futures. In future Management’s Discussion of Fund Performance (“MDFP”), please consider discussing the Wavelength Fund’s use of futures and how they impact the Fund’s performance.

Response: The Trust confirms that it will discuss the use of futures in the Wavelength Fund’s future MDFPs to the extent the use of futures significantly impacts the fund’s performance.

Comments Pertaining to the Adler Fund

3.	Comment: In the section disclosing audit fees in the Ultimus Managers Trust’s Form N-CSR reporting for the July 31, 2019 period, the Trust reported that the Adler Fund paid a portion of $31,900 for audit and tax services allocated to the Trust. However, the corresponding portion is not reported in the Adler Fund’s financial statements. Please explain supplementally where the Adler Fund disclosed the amount it paid for audit and tax services.

Response: As this was the Adler Fund’s first year of operations, the audit and tax services fees were paid and expensed subsequent to the annual report.

Comments Pertaining to the Lyrical Fund

4.	Comment: The Lyrical Fund appears to have a number of holdings that are each greater than 5% of its portfolio, and therefore appears to be operating as a non-diversified fund. The Lyrical Fund’s prospectus disclosures indicate that it is a diversified fund. Please explain supplementally how the Lyrical Fund qualifies as a diversified fund.

Response: The Trust respectfully notes that several of the relevant holdings exceed 5% of the Lyrical Fund’s portfolio due to capital appreciation, and therefore these securities do not disqualify the Lyrical Fund from its status as a diversified fund.

Comments Pertaining to the Ryan Labs Fund

1.	Comment: The Ryan Labs Fund has had significant exposure to collateralized debt obligation (“CLO”) and collateralized mortgage obligation (“CMO”) instruments. Please address the following:

a.	Please explain supplementally to what extent that the Ryan Labs Fund held equity tranches of CLO and CMO instruments as of its 2019 fiscal year end; and

Response: The Ryan Labs Fund did not hold equity tranches in its CLO and CMO instruments as of its 2019 fiscal year end.

b.	For accounts with income received from CLO equity tranches, please discuss how the Ryan Labs Fund accounts for the income received, and please include GAAP citations where and if necessary.

Response: Income is accrued as earned based on the stated interest rate.

2.	Comment: The Ryan Labs Fund holds CLO instruments, consumer loans, auto loans, and student loans. Please consider adding additional risk disclosure to the prospectus to address any additional risk considerations for these asset classes.

Response: The Trust intends to add additional risk disclosure regarding CLO investment to the Ryan Labs Fund’s prospectus at its next annual update.

Comments Pertaining to the Waycross Fund

1.	Comment: The notes to the Waycross Fund’s financial statement indicate that brokerage expenses on short sales are recorded separately on the statement of operations. Please explain where such short sales are recorded in the statement of operations dated February 29, 2020.

Response: For the year ended February 29, 2020, there was no brokerage expense on short sales to be disclosed on the statement of operations. In future reports, the Fund will add “if any” to the disclosure in the footnotes.

2.	Comment: On the Waycross Fund’s most recent Form N-CEN, a net asset value (“NAV”) error was reported. Please explain supplementally the nature of the NAV error, whether any reprocessing was complete, and whether any further remediation is necessary to prevent similar occurrences in the future.

Response: On May 23, 2019, the net assets and NAV of the Waycross Fund were overstated by $0.07 per share, resulting from a stock split for a short position that was not processed on the ex-date. The amount of the error was greater than 0.5% of the Waycross Fund’s NAV, so all shareholder activity for that day was reprocessed. The Trust’s administrator and fund accounting agent have completed several items of remediation:

•	The fund accounting agent’s accounting software was updated to automatically record stock splits on short positions.
•	Addition instruction was given to the corporate actions team to also query short positions when performing the daily search for corporate actions.
•	A new rule was added to the exception management system module in the accounting system to check for corresponding split or stock dividend transactions for any security with a stock split or stock dividend rate going ex- that day.

The Trust believes appropriate action has been taken to address this matter and help prevent similar occurrences from happening in the future.

* * * * *

If you have any questions or additional comments, please call Matthew J. Beck at (513) 869-4327, or e-mail him at mbeck@ultimusfundsolutions.com.

Sincerely,

Jennifer L. Leamer
Treasurer, Ultimus Managers Trust